Teva Pharmaceutical Industries Ltd. to Transfer Listing to NYSE

JERUSALEM, March 21, 2012 — Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it is transferring the listing of its American Depositary Shares (“ADSs”), each representing one ordinary share of Teva common stock, to the New York Stock Exchange (NYSE) from the NASDAQ Global Select Market (NASDAQ). The Company expects to begin trading on the NYSE on May 30, 2012 under its current stock symbol “TEVA”, but will continue to trade on NASDAQ until the transfer takes place.

“Teva is a global pharmaceutical company that combines important generic and specialty pharmaceuticals businesses, as well as an expanding over-the-counter products franchise,” said Dr. Phillip Frost, Chairman of the Board of Directors of Teva. “As we continue to grow, the NYSE, the world’s largest stock exchange will provide a state of the art trading platform, as well as greater market reach. We are proud to take our place on the NYSE alongside many of our key customers, suppliers and peers.”

“Teva is a global pharmaceutical company focused on making quality medicines accessible to more people around the world,” said Duncan Niederauer, CEO, NYSE Euronext. “We are proud that Teva has chosen to transfer to the NYSE and recognizes the value of our global community, market structure and technology. We look forward to our partnership with Teva and its shareholders.”

In celebration of the transfer, representatives of Teva will ring the NYSE Opening Bell at 9:30 a.m. ET on May 30, 2012, which will be broadcast live on the company’s website.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on revenues of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for revenues of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2010 and in our other filings with the U.S. Securities and Exchange Commission.

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